SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

(Name of Subject Company (Issuer))

CGI VIRGINIA CORPORATION
CGI GROUP INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

027352103

(CUSIP Number of Class of Securities)

André Bourque, Esquire	CGI Information Systems &
CGI Group Inc.	Management Consultants, Inc.
1130 Sherbrooke Street West, 5th Floor	600 Federal Street
Montréal, Québec	Andover, Massachusetts 01810
Canada H3A 2M8	Attn: Joe Saliba
(514) 841-3200

(Name, Address and Telephone Number of
the Filing Person’s principal executive offices
and Agent for service of process)
Copies to:

Jean-René Gauthier, Esquire	Robert J. Grammig, Esquire
McCarthy Tétrault LLP	Holland & Knight LLP
Windsor Tower, 5th Floor	100 North Tampa Street, Suite 4100
1170 Peel Street	Tampa, Florida 33602
Montréal, Québec	(813) 227-8500
Canada H3B 4S8
(514) 397-4100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Acquisition of AmericanManagement Systems Shares by CGI Group Conference Call March 10, 2004

o Serge Godin Chairman & Chief Executive Officer
o Alfred T. Mockett AMS Chairman & Chief Executive Officer
o Dr. J.P. (Jack) London CACI Chairman, President & CEO
o Andre Imbeau Executive Vice President and Chief Financial Officer
o Paule Dore Executive Vice President and Chief Corporate Officer
o Michael Roach President and Chief Operating Officer

Forward-Looking Statements
All statements in this presentation that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to revenue, net earnings, earnings per share and the completion of the tender offer are forward-looking statements. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.comand with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Transaction Highlights Overview
? CGI Group Inc. (“CGI”) has entered into an agreement to acquire American Management Systems, Incorporated (“AMS”) ? AMS is a leading provider of information technology services with an established brand and strong market position in the U.S. ? Total acquisition price of CDN$1,135 million(1) pursuant to a cash tender offer to commence as soon as practicable ? Concurrent sale of AMS’ U.S. Defense and Intelligence Group (“DIG”) business for CDN$549 million(1) to CACI International Inc (“CACI”) ? Net acquisition cost to CGI of CDN$586 million(2) ? Acquired business generates approximately CDN$927 million(1) of annual revenue based on the last quarter ended December 31, 2003 run-rate ? Closing is subject to sale of the U.S. DIG business and other usual conditions and is expected to occur in May 2004 (1) Convertedto Canadian dollars atCDN$1.3229 = US$1.00 (2) Excluding assumed income taxes of approximately CDN$170 million as well 4 as costs related to the acquisition

Transaction Highlights Acquisition Rationale
? Significant step toward goal of being world-class IT and BPO leader ? Substantially strengthens CGI’s U.S. growth platform with established brand ? Enhances CGI’s positioning in the U.S. outsourcing market ? On a pro forma run-rate basis, the transaction is expected to be between 15% to 20%(1) accretive to annual earnings per share ? Adds loyal, blue chip customer base to leverage CGI’s existing offering ? Significantly increases CGI’s presence in continental Europe ? Adds critical mass and strengthens services and solutions in key vertical segments (1) See note 2, slide 11.

Transaction Highlights Transaction Summary
??CGI will offer to acquire all of the shares of AMS pursuant to a cash Structure tender offer(1) ? Concurrent sale of U.S. DIG business Board ? AMS’s Board unanimously recommends the bid Recommendation
Consideration ??Purchase price of US$19.40 per AMS share
? Completion of the sale of U.S. DIG business ? Various regulatory approvals in United States including: ? Hart-Scott-Rodino Act Principal Closing ? U.S. Defense Production Act Conditions ? Minimum tender condition satisfied (simple majority of shares outstanding) ? Other standard and customary conditions ? AMS to pay break-up fee of US$30 million under specified Break-Up Fee circumstances, one third of which is payable to CACI ? Announcement/Execution of Merger Agreement: March 10 ? Regulatory Filings: As promptly as practicable Indicative Timing ? Mailing of Tender Offer: As promptly as practicable ? Closing: May 2004 (1) See slide 20.

Transaction Highlights Overview of AMS
? Established brand and market position in the U.S. ? Strong solution focus combining proprietary software and systems integration skills ? Loyal, blue chip customer base ? Long-term relationships with federal government departments and agencies, state and local governments, and corporations ? Recently won large contract with the California Department of Child Support Service ? Deep expertise and relationships in key vertical markets ? Government and healthcare ? Financial services ? Communications ? Long operating history ? Founded in 1970, publicly traded since 1977 ? Approximately 6,500 employees in over 50 offices worldwide

Transaction Highlights Overview of AMS
? With more than 40 offices across the U.S. and several offices inEurope, AMS offers an attractive platform to expand CGI’s global operations
US Locations
International Locations CANADA Montreal Ottawa Toronto EUROPE Bern, Switzerland Brussels, Belgium Dusseldorf, Germany Frankfurt, Germany Lisbon, Portugal London, England Madrid, Spain Stockholm, Sweden The Hague, The Netherlands Warsaw, Poland AUSTRALIA Melbourne Sydney

Transaction Highlights
Asset Sale

- In conjunction with CGI's acquisition of AMS, CACI will acquire AMS' U.S. DIG business
  - Aggregate consideration of CDN$549 million[1]
  - Transaction to close concurrently with CGI's acquisition of AMS

AMS' Key Business Lines

Asset Sale to CACI

	Government and Healthcare	Communications	Financial Services	U.S. DIG Business
Key Clients	▪ Federal government departments and agencies ▪ 44 U.S. states ▪ 200+ cities, counties, universities and local agencies in North America ▪ 150+ U.S. healthcare organizations	▪ 8 of 10 largest communications firms in the world	▪ 7 of 10 largest banks in the world	▪ U.S. military departments

(1) Converted to Canadian dollars at CDN$1.3229 = US$1.00

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Transaction Highlights Sources & Uses
? The tables below present the total acquisition cost and the funding of the transaction ? Post the acquisition, CGI will have more than CDN$250 million available under its existing credit facilities Uses Of Funds (In Millions) US$ CDN$(1) Purchase Price $858 $1,135 Assumed Income Taxes Payable(2) $129 $170 Total Uses $987 $1,305
Sources Of Funds (In Millions) US$ CDN$(1) Proceeds from Asset Sale $415 $549 Cash / Existing Credit Facilities $322 $425 Gross Equity(3) $250 $331 Total Sources $987 $1,305
(1) Converted to Canadian dollars at CDN$1.3229 = US$1.00. (2) Approximate income taxes related to the disposition of U.S. DIGbusiness. 10 (3) Includes US$50 million (CDN$66 million) from BCE Inc.

Transaction Highlights Pro Forma Guidance
FISCAL 2004 CDN$ CURRENT GUIDANCE PRO FORMA GUIDANCE(1) PRO FORMA RUN-RATE(2) Revenue $2.9 to $3.2 billion$3.3 to $3.6 billion $3.8 to $4.2 billion Growth Rate 8% to 17% 21% to 32% — Net Earnings $197 to $213million(3) $210 to $233 million $254 to $270 million Growth Rate 11% to 20%(3) 18% to 32% — Earnings per Share $0.49 to $0.53 $0.50 to $0.54(4) $0.58 to $0.61(4) Growth Rate 8% to 17% 11% to 20% — (1) The Pro Forma Guidance represents the Fiscal 2004 Current Guidance adjusted for the acquisition assuming closing on May 1st, 2004, and would incorporate five months of operations and certain anticipated operating efficiencies. (2) The Pro Forma Run-Rate and the expected 15% to 20% accretion to earnings are based upon the Fiscal 2004 Current Guidance plus annualized fiscal 2003 fourth quarter operations of AMS, excluding the U.S. DIG Business, and include twelve months of the full operating efficiencies expected to be realized. Full operating efficiencies may take more than twelve months to achieve. The Pro Forma Run-Rate is for illustrative purposes only. Fiscal 2003 fourth quarter earnings of AMS, exclusive of the U.S. DIG Business, are based on CGI management’s estimate of the allocation of overhead between the U.S. DIG business and other businesses of AMS. (3) Net earnings under the Current Guidance is derived from CGI’s Current Guidance for earnings per share and the number of shares outstanding as of December 31, 2003. (4) Earnings per share are after giving effect to US$250 million (CDN$331 million) of additional equity.
The assumptions used in the preparation of the Pro Forma Guidance and the Pro Forma Run-Rate, although considered reasonable by management at the time of preparation, may prove to be incorrect. The actual results for the period may vary from the above guidance and run-rate and such variation may be material.

Acquisition Rationale

Acquisition Rationale
Consistent with CGI Strategy and FY2004 Annual Plan

- Vision: World-Class IT & BPO Leader
- Scope and Scale: Seeking greater critical mass in U.S. and Europe
- U.S. Gameplan
  - Grow share / build critical mass
  - Add government sector
  - Leverage global delivery model
- Europe Gameplan
  - Build critical mass
  - Add other vertical(s) to current Financial Services
- Revenue: US$3B in 2005 (CDN$4B)
- Brand: Increase brand awareness in U.S. - Metro markets and overall
- Acquisition Strategy
  - Complete gaps in our end-to-end service offering, across target geographies



13

Acquisition Rationale Consistent with Growth Strategy Four Pillars of Growth (CDN$) Organic Acquisitions $1.2 B + $700 M +
$500-700 M $500 M-1 B $200 M + $500 M +
Win Large Niche Large Renew Outsourcing Players > $50 M Extend Contracts Contracts > $50 M

Acquisition Rationale Strengthens U.S. Growth Platform
? AMS will significantly strengthen the Company’s U.S. growth platform by adding an established brand and market presence in the U.S. ? For the quarter ended September 30, 2003, AMS generated more than 85% of its revenue from U.S. clients including the DIG business ? AMS will strengthen CGI’s positioning in the U.S. outsourcing market ? CGI commissioned IDC to evaluate the potential annual IT outsourcing spending in the U.S. market. This is estimated at over US$680 billion ? Combination of CGI’s outsourcing expertise with AMS’s loyal customer base and significant employee and resource base will qualify CGI for additional large outsourcing contracts ? Opportunity to add to growing long-term recurring revenues

Acquisition Rationale AddsLoyal, Blue Chip Customer Base
? AMS has historically generated approximately 85% of revenues from its existing client base ? Client overlap with AMS is limited ? AMS customers include: ? Many Federal government departments and agencies ? 44 U.S. state governments ? Over 200 cities, counties, universities, and local agencies in North America ? 7 of the 10 largest banks in the world ? 8 of the 10 largest communications firms in the world ? More than 150 healthcare organizations in the U.S.

Acquisition Rationale Adds Critical Mass in Key Vertical Markets
? AMS will add critical mass and strengthen CGI’s solutions and services offering in several key vertical segments, including government and healthcare, financial services and communications
Government and Healthcare Financial Services Communications Government ??American Fidelity ??BellSouth ? Internal Revenue Service Assurance Company ? Time Warner Telecom ? State of Texas Department ??ANZ of Information Resources ??VerizonWireless ? U.S. Agency for International ??AXA Financial ??Vodafone Development ? Bank of America ? U.S. Department of ??XO Communications Agriculture ??Comerica ? U.S. Environmental Protection Agency ??KeyCorp ? U.S. Patent and Trademark ??JP Morgan Office ??Prudential Financial Healthcare ? Carilion ? Covenant Health

Acquisition Rationale Summary
? Significant step toward goal of being world-class IT and BPO leader ? Substantially strengthens CGI’s U.S. growth platform with established brand ? Enhances CGI’s positioning in the U.S. outsourcing market ? On a pro forma run-rate basis, the transaction is expected to be between 15% to 20%(1) accretive to annual earnings per share ? Adds loyal, blue chip customer base to leverage CGI’s existing offering ? Significantly increases CGI’s presence in continental Europe ? Adds critical mass and strengthens services and solutions in key vertical segments (1) See note 2, slide 11.

On Our Way A World Class IT and BPO Leader Helping Clients Win and Grow World Class ITand BPO Leader

Tender Offer
The tender offer for the outstanding shares of AMS has not yet commenced. This presentation is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMS. When they become available, AMS stockholders should read the solicitation/recommendation statement on Schedule 14D-9 of AMS and CGI’s Tender Offer statement on Schedule TO, including the Offerto Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. Investors and security holders are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. Each of these documents will contain important information about the tender offer. When available, AMS stockholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. They will also be available without charge from CGI and AMS.

Driving Growth Through an Enhanced Value Proposition March 10, 2004